

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2019

Chaslav Radovich
Chief Executive Officer
Centaurus Diamond Technologies, Inc.
1000 W. Bonanza Rd.
Las Vegas, Nevada 89106

> **Re: Centaurus Diamond Technologies, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2018**
> **Filed December 4, 2018**
> **File No. 000-53286**

Dear Mr. Radovich:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining